                                                               EXHIBIT 7(a)

FOR IMMEDIATE RELEASE:
- ----------------------
THURSDAY, JULY 20, 1995

CONTACT:                                     CONTACT:
- --------                                     --------
GREENFIELD INDUSTRIES, INC.                  RULE INDUSTRIES, INC.
DIANNE STEELE                                JOHN GEISHECKER, JR.
MANAGER -- INVESTOR & PUBLIC RELATIONS       VICE PRESIDENT
(706)650-4134                                (617)272-7400

GREENFIELD INDUSTRIES, INC. TO ACQUIRE RULE INDUSTRIES, INC.

AUGUSTA, GEORGIA, July 20, 1995--Greenfield Industries, Inc. (NASDAQ--GFII) and Rule Industries, Inc. (NASDAQ--RULE) announced today that they have signed a letter of intent providing for the acquisition of Rule Industries, Inc. by Greenfield Industries, Inc. Completion of the transaction is subject to satisfaction of a number of conditions including the completion of a definitive merger agreement and government and shareholder approvals.

According to the terms of the letter of intent, Greenfield will pay $15.30 per share for the outstanding shares of common stock of Rule and assume debt of approximately $39 million. Additionally, Rule has granted Greenfield an option to purchase 630,000 shares of Rule common stock at $8.00 per share under certain circumstances. As of July 20, 1995, Rule has 2,640,532 common shares outstanding, excluding shares issuable upon the exercise of Greenfield's option and 491,500 options and warrants which generally become exercisable with the completion of this transaction.

Rule Industries is a leading manufacturer of consumer and industrial cutting tools including various types of consumer saws and other hardware items. Additionally, Rule is an international leader in a variety of marine products such as pumps, anchors, compasses, and paint and chemical products for pleasure boats. For the nine month period ended May 31, 1995, Rule reported total revenues of $52.8 million, of which consumer and industrial hardware products represented $35.4 million.

"Rule Industries has a strong heritage in the cutting tool industry and its Disston brand of consumer power tool accessories, hand tools, and lawn and garden products has a long-standing 150-year reputation for high quality products in the retail market," says Paul W. Jones, president and chief executive officer of Greenfield. "We're enthusiastic about the opportunities this merger will provide to expand our presence in the global cutting tools industry, particularly in the consumer market where Rule's products are highly regarded."

Greenfield Industries is a leading world-wide manufacturer of expendable cutting tools and related products used in a variety of industrial, electronics, oilfield equipment, mining and wear parts and consumer markets.